Exhibit 2

RECENT DEVELOPMENTS CONCERNING JAPAN AIRLINES CORPORATION

On January 19, 2010, the Tokyo District Court decided to commence corporate reorganization proceedings for Japan Airlines Corporation, Japan Airlines International Co., Ltd. and JAL Capital Co., Ltd. (together “the JAL group”). Japan Finance Corporation (“JFC”) has outstanding loans to, and has provided guarantees with respect to certain indebtedness of, Japan Airlines Corporation and Japan Airlines International Co., Ltd. Subsequently, on August 31, 2010, the trustee of the JAL group filed JAL’s proposed reorganization plan with the Tokyo District Court, and on November 30, 2010, the Tokyo District Court approved the reorganization plan.

The amount of claims JFC has against Japan Airlines Corporation and Japan Airlines International Co., Ltd. and the amount of credit insurance JFC has underwritten with respect to certain loans owed by Japan Airlines Corporation are as described below:

(Note) The credit insurance underwriting JFC provided compensates for a certain portion of losses incurred by specified financial institutions on their loans to third parties.

•	Amounts of secured reorganization claims (koseitampoken) and general reorganization claims (ippankoseisaiken) (JBIC Operations): ¥151,252 million

The above is the sum of secured reorganization claims and general reorganization claims set forth in the reorganization plan approved by the Tokyo District Court on November 30, 2010. According to the reorganization plan, secured reorganization claims of JFC are ¥143,376 million which is, in principal, to be paid in equal installments for seven years after 2012 (inclusive), and furthermore, general reorganization claims of JFC are ¥7,876 million, and 12.5% of the general reorganization claims is, in principal, to be paid in equal installments for seven years after 2012 (inclusive), and the remaining balance is to be written off. However, since a disposal price-linked repayment method is employed to a portion of the secured reorganization claims, the final amount of secured reorganization claims and general reorganization claims will be determined through the corporate reorganization proceedings of the JAL group.

In addition to the secured reorganization claims and general reorganization claims, with respect to aircraft leases under which the JAL group is the lessee, JFC has provided loans, the aggregate principal amount of which was ¥6,359 million as of November 30, 2010, and guarantees, the aggregate principal amount of which was ¥148,007 million as of November 30, 2010. The lease payments under these aircraft leases have continued in accordance with a settlement agreement concluded between the related parties on March 17, 2010, after approval was obtained from the Tokyo District Court on March 16, 2010.

•	Credit Insurance Underwriting (Crisis Response Operations): ¥0 million

While the credit insurance underwriting amount (Crisis Response Operations) for Japan Airlines Corporation as of March 31, 2010 was ¥67,000 million (80% of which was subject to credit insurance underwritten by JFC), JFC subsequently paid this 80%, or ¥53,600 million, and there is no outstanding amount of credit insurance underwritten by JFC.